UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                      -----

                          Drew Industries Incorporated
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26168L 205
                    ----------------------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 2001
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(b)(3), or 4, check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,146,616, which constitute approximately 22.2% of the total number of shares outstanding. All ownership percentages assume that there are 9,685,629 shares outstanding; including 29,200 shares subject to presently exercisable options, by Reporting Persons.

                                  SCHEDULE 13D

CUSIP No.   26168L 205                                    Page   2   of 12 Pages
         -----------------                                     -----

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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L. Douglas Lippert (1)

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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) |_|
                                                                         (B) |X|

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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*
         SC
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    5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(E) O

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         L. Douglas Lippert is a citizen of the United States.
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                         7      SOLE VOTING POWER
      NUMBER OF                 2,022,111 (1) (2)
       SHARES           --------------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH            --------------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER
       PERSON                   2,022,111(1) (2)
        WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,032,111(1) (3)

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.0%

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   14     TYPE OF REPORTING PERSON*
          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 3 of 12 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D


(1)    L. Douglas  Lippert is the  Reporting  Person as Trustee of the following
       seven   (7)trusts   (hereinafter,    individually,   the   "Trust"   and,
       collectively, the "Trusts"):

       (i)    L. Douglas Lippert Living Trust, dated June 6, 1989

       (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

       (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

       (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

       (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

       (vi) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 614,721 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares.

(2) Excludes 40,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 10,000 shares subject to such option, as to which such option is presently exercisable.

(3) Includes 10,000 shares subject to an option at $9.3125, which are presently exercisable, and excludes 40,000 shares subject to such option, as to which such option is not exercisable within 60 days

CUSIP No. 26168 L 205               13D                       Page 4 of 12 Pages
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                           ATTACHMENT TO SCHEDULE 13D


Item 1.       SECURITY AND ISSUER

              No Change

CUSIP No. 26168 L 205               13D                       Page 5 of 12 Pages
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                           ATTACHMENT TO SCHEDULE 13D

Item 2.       IDENTITY AND BACKGROUND

              No change

CUSIP No. 26168 L 205               13D                       Page 6 of 12 Pages
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                           ATTACHMENT TO SCHEDULE 13D


Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              No Change

CUSIP No. 26168 L 205               13D                       Page 7 of 12 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D


Item 4.       PURPOSE OF TRANSACTION

              No Change

CUSIP No. 26168 L 205               13D                       Page 8 of 12 Pages
---------------------


                           ATTACHMENT TO SCHEDULE 13D


Item 5.       INTEREST IN SECURITIES OF THE ISSUER

              Paragraph   (a)  of  Item  5  is  hereby   partially   amended  by
substituting the following information relating to L. Douglas Lippert.

              Because L. Douglas Lippert has sole voting and dispositive power over 2,032,111 shares including 614,721 as Trustee of the Trusts, and 10,000 shares subject to presently exercisable options, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 2,032,111, constituting approximately 21.0% of the Issuer's outstanding shares of Common Stock.

              PARAGRAPH (b)

              See response to Paragraph (a) above.

              PARAGRAPH (c)

              Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

              Since the filing of Amendment No. 3 to the Schedule 13D dated October 7, 1997, the following transactions in shares of Common Stock were affected by the Reporting Persons:

              On March 26, 2001, L. Douglas Lippert Flite Trust dated December 10, 1999 transferred 1,407,390 shares of Common Stock to L. Douglas Lippert Living Trust, dated June 6, 1989, L. Douglas Lippert, Trustee.

                     PARAGRAPH (d)

                     Not applicable.

                     PARAGRAPH (e)

                     Not applicable.

CUSIP No. 26168 L 205                  13D                    Page 9 of 12 Pages
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                           ATTACHMENT TO SCHEDULE 13D


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                     No change

CUSIP No. 26168 L 205                  13D                   Page 10 of 12 Pages
---------------------


                           ATTACHMENT TO SCHEDULE 13D


Item 7.       EXHIBITS

              No change

CUSIP No. 26168 L 205                  13D                   Page 11 of 12 Pages
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                           ATTACHMENT TO SCHEDULE 13D

              After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 2, 2001

                                     /s/ L. Douglas Lippert
                                     ------------------------------------------
                                     L. Douglas Lippert, as Trustee of:

                                     The L. Douglas Lippert Living Trust, dated
                                     June 6, 1989;

                                     The Lippert Family Irrevocable Trust f/b/o
                                     Jason D. Lippert, dated December 20, 1986;

                                     The Lippert Family Irrevocable Trust f/b/o
                                     Joshua E. Lippert, dated December 20, 1986;

                                     The Lippert Family Irrevocable Trust f/b/o
                                     Jarod B. Lippert, dated December 20, 1986;

                                     The Lippert Family Irrevocable Trust f/b/o
                                     Jaime R. Lippert, dated December 20, 1986;

                                     The Lippert Family Irrevocable Trust f/b/o
                                     Jayde S. Lippert, dated December 20, 1986;
                                     and

                                as Attorney-in-fact for:
                                        Lawrence C. Lippert(1)
                                        Dorothy F. Lippert(1)
                                        Jason D. Lippert(1)
                                        Joshua Lippert(2)


--------

 (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

 (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

CUSIP No. 26168 L 205                  13D                   Page 12 of 12 Pages
---------------------


                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

              Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated:        April 2, 2001


                                       /s/ L. Douglas Lippert
                                       ----------------------
                                       L. Douglas Lippert, as Trustee of:

                                       The L. Douglas Lippert Living Trust, dated June 6, 1989;

                                       The  Lippert  Family   Irrevocable  Trust
                                       f/b/o Jason D.  Lippert,  dated  December
                                       20, 1986;

                                       The  Lippert  Family   Irrevocable  Trust
                                       f/b/o Joshua E. Lippert,  dated  December
                                       20, 1986;

                                       The  Lippert  Family   Irrevocable  Trust
                                       f/b/o Jarod B.  Lippert,  dated  December
                                       20, 1986;

                                       The  Lippert  Family   Irrevocable  Trust
                                       f/b/o Jaime R.  Lippert,  dated  December
                                       20, 1986;

                                       The  Lippert  Family   Irrevocable  Trust
                                       f/b/o Jade S. Lippert, dated December 20,
                                       1986; and

                                 as Attorney-in-fact for:
                                         Lawrence C. Lippert(1)
                                         Dorothy F. Lippert(1)
                                         Jason D. Lippert(1)
                                         Joshua Lippert(2)

----------

  (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

  (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is attached hereto a Exhibit D-1 of amendment 1 to the
       Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.